SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _____________to _______________

Commission File No. 333-00724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: VALLEY RIDGE FINANCIAL CORP., 450 W. MUSKEGON AVENUE, KENT CITY, MICHIGAN 49330

REQUIRED INFORMATION

The following financial statements and schedules are filed as part of this report:

Report of Independent Auditors

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2001

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes at December 31, 2001

EXHIBITS

The following exhibits are filed as part of this report:

23.	Consent of Independent Public Accountants

99.	Performance Table

SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(k) PLAN

Dated:	July 1, 2002	By:	/s/ Richard L. Edgar
Richard L. Edgar, Trustee

Dated:	July 1, 2002	By:	/s/ Michael E. McHugh
Michael E. McHugh, Trustee

VALLEY RIDGE FINANCIAL CORP.
PROFIT-SHARING AND 401(k) PLAN

FINANCIAL STATEMENTS
December 31, 2001 and 2000

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(k) PLAN
Kent City, Michigan

FINANCIAL STATEMENTS
December 31, 2001 and 2000

REPORT OF INDEPENDENT AUDITORS

Plan Administrator
Valley Ridge Financial Corp. Profit-Sharing
   and 401(k) Plan
Kent City, Michigan

We have audited the accompanying statements of net assets available for benefits of the Valley Ridge Financial Corp. Profit-Sharing and 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

/s/ Crowe, Chizek and Company LLP
Crowe, Chizek and Company LLP

Grand Rapids, Michigan
April 26, 2002

1.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2000
ASSETS
Investments, at fair value (Note 4)
Common stock	$2,811,875	$2,887,182
Shares of registered investment companies	2,844,997	2,748,318
	5,656,872	5,635,500

Receivables
Employer contribution	209,535	169,927
Participant contributions	6,311	5,117
Dividend receivable	18,410	14,743
	234,256	189,787

Cash	20,328	17,807
Total assets	5,911,456	5,843,094

LIABILITIES
Excess employer contribution	0	11,000

NET ASSETS AVAILABLE FOR BENEFITS	$5,911,456	$5,832,094

See accompanying notes to financial statements.

2.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2001

Additions to net assets attributed to:
Investment income
Net depreciation in fair value of investments (Note 4)	$(280,709)
Dividends and interest	133,261
Total income	(147,448)

Contributions
Employer	209,535
Participants	156,020
Rollovers from other plans	30,960
Total contributions	396,515

Total additions	249,067

Deductions from net assets attributed to:
Benefits paid to participants	169,705

Net increase	79,362

Net assets available for benefits
Beginning of year	5,832,094

End of year	$5,911,456

See accompanying notes to financial statements.

3.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Valley Ridge Financial Corp. Profit-Sharing and 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan, established January 1, 2000, is a defined contribution Plan covering substantially all full-time employees of Valley Ridge Financial Corp. (the Corporation) who have completed one hour of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. The Corporation may, at the discretion of the Board of Directors, make a matching contribution and a discretionary profit sharing contribution. Participants become eligible for employer contributions during the Plan year in which the participant attains age 21, completes one year of service and works at least 1,000 hours. For 2001, the Corporation's matching contribution was 50% of the first 6% of the compensation deferred by each participant. The Corporation also made a discretionary profit sharing contribution in 2001.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocation of (a) the Corporations' contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant directs the investment of their account to any of the investment options under the Plan.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after seven years of credited service, with graduated vesting beginning at 20% after three years.

Payment of Benefits: On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount, or in installment payments over an elected period of years not exceeding the life expectancy of the Plan participant. For termination of service due to other reasons, a participant may transfer the value of the vested interest in his or her account to the trustee or custodian of another qualified retirement plan or receive a lump-sum distribution.

(Continued)

4.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Loan Provisions: The Plan provides that participant's can borrow funds against their account balances up to 50% of their vested account balance, or $50,000, whichever is less.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition: Interests in registered investment companies and common stocks are stated at fair value as determined by quoted market prices. Common stock not traded on national exchanges are valued based upon recent purchase and sale activity. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

(Continued)

5.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

	December 31,
	2001	2000
Shares of registered investment companies:
Washington Mutual Investors fund, 17,360 and 16,724 shares, respectively	$490,116	$485,509
The Investment Company of America fund, 21,884 and 16,420 shares, respectively	624,328	510,000
The Growth Fund of America, 41,554 and 40,670 shares, respectively	985,245	1,101,333
New Perspective fund, 13,987 and 14,465 shares, respectively	303,345	347,879

Common stock:
Valley Ridge Financial Corporation Common Stock, 86,595 and 87,055 shares, respectively	2,381,376	2,437,554

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $280,709 as follows:

Shares of registered investment companies	$(237,045)
Common stock	(43,664)

$(280,709)

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan are paid by the Corporation. The Plan's investments in registered investment companies, common stocks and cash as of December 31, 2001, reflect party-in-interest transactions as the issuers of the securities are the American Funds Group, Investment Centers of America and Valley Ridge Financial Corp., which are the custodians of these assets.

The 86,595 and 87,055 shares of Valley Ridge Financial Corp. common stock held by the Plan as of December 31, 2001 and 2000 represents approximately 9.1% and 9.2% of the Corporation's outstanding shares as of December 31, 2001 and 2000, respectively. Cash dividends paid to the Plan by Valley Ridge Financial Corporation during 2001 totaled $65,029.

(Continued)

6.

NOTE 6 - TAX STATUS

The Plan is in the process of applying for a determination letter from the Internal Revenue Service. Although the Plan has not yet received a favorable determination letter, the plan administrator and the Plan's attorney believe the Plan is currently designed and is operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $120 and $25,701 at December 31, 2001 and 2000, respectively.

7.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

Name of plan sponsor: Valley Ridge Financial Corp.
Employer identification number: 38-2888214
Three-digit plan number: 002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par Value, or Maturity Value	(d) Cost	(e) Current Value

	Shares of registered investment companies
*	Investment Centers of America	Federated Money Market fund, 8,559 shares		$8,559
*	The American Funds Group	Pioneer Growth Shares fund, 654 shares		9,091
*	The American Funds Group	Putnam New Opportunity fund, 279 shares		11,447
*	The American Funds Group	Federated Stock Trust fund, 1,596 shares		54,158
*	The American Funds Group	Washington Mutual Investors fund, 17,360 shares		490,116
*	The American Funds Group	American Mutual fund, 2,419 shares		58,182
*	The American Funds Group	The Investment Company of America fund, 21,884 shares		624,328
*	The American Funds Group	The Growth Fund of America, 41,554 shares		985,245
*	The American Funds Group	The Income Fund of America, 2,266 shares		35,855
*	The American Funds Group	New Perspective fund, 13,987 shares		303,345
*	The American Funds Group	The Cash Management Trust of America, 10,550 shares		10,550
*	The American Funds Group	AMCAP fund, 5,366 shares		86,498
*	The American Funds Group	Bond Fund of America, 39 shares		493
*	The American Funds Group	Capital Income Builder, 45 shares		1,972
*	The American Funds Group	High Income Trust, 43 shares		514
*	The American Funds Group	Fundamental Investors fund, 831 shares		22,818
*	The American Funds Group	American Balanced fund, 3,525 shares		55,877
*	The American Funds Group	The New Economy fund, 2,766 shares		50,621
*	The American Funds Group	Europacific Growth fund, 983 shares		26,420

(Continued)

8.

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

Name of plan sponsor: Valley Ridge Financial Corp.
Employer identification number: 38-2888214
Three-digit plan number: 002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par Value, or Maturity Value	(d) Cost	(e) Current Value

*	The American Funds Group	U.S. Government Securities fund, 64 shares		$843
*	The American Funds Group	Capital World Bond fund, 51 shares		738
*	The American Funds Group	Capital World Growth and Income fund, 26 shares		620
*	The American Funds Group	SMALLCAP World fund, 293 shares		6,707
				2,844,997

	Common stock
	AT&T	Common stock, 750 shares		13,605
	Alliance Pharmaceutical Corp	Common stock, 40 shares		136
	BankOne	Common stock, 1,000 shares		39,050
	Bristol Meyers Squibb	Common stock, 400 shares		20,400
	Clarion Technologies	Common stock, 2,000 shares		660
	Global Crossing LTD	Common stock, 800 shares		672
	Global Santa Fe Intl. Corp	Common stock, 199 shares		5,675
	Greenville Community Financial Corporation	Common stock, 2,500 shares		32,500
	Independent Bank Corporation	Common stock, 2,204 shares		61,272
	Intel Corporation	Common stock, 1,600 shares		50,320
	Motorola	Common stock, 600 shares		9,012
	National City Corporation	Common stock, 720 shares		21,053
	Newmont	Common stock, 500 shares		9,555
	Nokia Corporation	Common stock, 550 shares		13,492
	Southwest Airlines Corporation	Common stock, 1,012 shares		18,702
	Unocal Corporation	Common stock, 200 shares		7,214
	Vodafone Group	Common stock, 100 shares		2,568
	Keweenaw Financial Corporation	Common stock, 125 shares		11,000
	McDonald's Corporation	Common stock, 400 shares		10,588
	Mercantile Bank Corporation	Common stock, 1,050 shares		18,638
	AT&T Wireless Service Inc.	Common stock, 241 shares		3,463
	Barrick Gold Corp.	Common stock, 530 shares		8,453
	DTE Energy Company	Common stock, 103 shares		4,320
	Dell Computer Corp	Common stock, 1,000 shares		27,180

(Continued)

9.

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

Name of plan sponsor: Valley Ridge Financial Corp.
Employer identification number: 38-2888214
Three-digit plan number: 002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par Value, or Maturity Value	(d) Cost	(e) Current Value

	Common stock
	Microsoft Corp	Common stock, 600 shares		$39,750
	Zimmer Holdings Inc.	Common stock, 40 shares		1,221
*	Valley Ridge Financial Corp.	Common stock, 86,595 shares		2,381,376
				2,811,875

				$5,656,872

*          Party in interest
(d)          Investment is participant directed, therefore historical cost is not required.

10.

EXHIBIT INDEX

23	Consent of Independent Public Accountants

99	Performance Table